UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2003

INDEX

PART I:   FINANCIAL INFORMATION                                                                     PAGE

Item 1.  Financial Statements

                Independent Accountant's Review Report on Interim Financial Statements.................         3

                Consolidated Statements of Income
                       for the three months ended March 31, 2003 and 2002................................       4

                Consolidated Balance Sheets
                       March 31, 2003 and December 31, 2002..............................................       5

                Consolidated Statements of Cash Flows

Item 2.  Management's Discussion and Analysis of Financial Condition

ITEM 1 - FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2003, the related consolidated statements of income for the three-month periods ended March 31, 2003 and 2002, and the consolidated statements of cash flows for the three-month periods ended March 31, 2003 and 2002. Our review also included Schedule A listed in Index Item 1. These consolidated financial statements and schedule are the responsibility of the Company's management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping AS, a wholly-owned subsidiary, for the three months ended March 31, 2002 and whose total assets as of March 31, 2002 and whose net voyage revenues for the three-month period ended March 31, 2002 constituted 22 percent and 18 percent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended, not presented herein, and in our report dated February 13, 2003 (except for Note 15(b) which is as of February 19, 2003.), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, April 22, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

                                                                                           Three Months Ended March 31,
                                                                                             2003               2002
                                                                                               $                  $
                                                                                        ---------------- ------------------
                                                                                                   (unaudited)
NET VOYAGE REVENUES
Voyage revenues                                                                               282,232          188,630
Voyage expenses                                                                                69,334           52,471
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net voyage revenues                                                                           212,898          136,159
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OPERATING EXPENSES
Vessel operating expenses                                                                      42,646           40,387
Time-charter hire expense                                                                      12,911           12,714
Depreciation and amortization                                                                  39,130           36,078
General and administrative                                                                     14,727           14,167
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------
                                                                                              109,414          103,346
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Income from vessel operations                                                                 103,484           32,813
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OTHER ITEMS
Interest expense                                                                              (14,386)         (14,701)
Interest income                                                                                   846              792
Write-down of vessels (note 10)                                                               (26,792)               -
Other loss (note 7)                                                                            (9,573)          (3,213)
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------
                                                                                              (49,905)         (17,122)
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net income                                                                                     53,579           15,691
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Earnings per common share
     - Basic                                                                                     1.35             0.40
     - Diluted                                                                                   1.32             0.39
Weighted average number of common shares
     - Basic                                                                              39,740,399       39,554,461
     - Diluted                                                                            40,451,189       40,254,683
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                        As at            As at
                                                                                      March 31,       December 31,
                                                                                        2003              2002
                                                                                          $                $
                                                                                   ---------------- -----------------
                                                                                     (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 4)                                                   247,639          284,625
     Restricted cash                                                                        2,275            4,180
     Accounts receivable                                                                   86,473           70,906
     Prepaid expenses and other assets                                                     31,192           27,847
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current assets                                                                 367,579          387,558
     ----------------------------------------------------------------------------- ---------------- -----------------

     Marketable securities                                                                 14,141           13,630

     Vessels and equipment (notes 4 and 10)
     At cost, less accumulated depreciation of $991,783
         (December 31, 2002 -  $940,082)                                                1,909,681        1,928,488
     Advances on newbuilding contracts (note 6)                                           139,915          138,169
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total vessels and equipment                                                        2,049,596        2,066,657
     ----------------------------------------------------------------------------- ---------------- -----------------
     Restricted cash (note 4)                                                               6,520            4,605
     Deposit for purchase of Navion ASA (note 2)                                           76,000           76,000
     Investment in joint ventures                                                          55,225           56,354
     Other assets                                                                          36,792           29,513
     Intangible assets – net                                                                7,609                -
     Goodwill                                                                              90,257           89,189
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        2,703,719        2,723,506
     ----------------------------------------------------------------------------- ---------------- -----------------

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      21,747           22,307
     Accrued liabilities                                                                   65,092           83,643
     Current portion of long-term debt (note 4)                                            92,695           83,605
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current liabilities                                                            179,534          189,555
     ----------------------------------------------------------------------------- ---------------- -----------------
     Long-term debt (note 4)                                                              979,192        1,047,217
     Other long-term liabilities                                                           64,565           44,512
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total liabilities                                                                  1,223,291        1,281,284
     ----------------------------------------------------------------------------- ---------------- -----------------

     Minority interest                                                                     21,095           20,324

     Stockholders' equity
     Capital stock (note 5)                                                               467,941          470,988
     Retained earnings                                                                    999,042          954,005
     Accumulated other comprehensive loss                                                  (7,650)          (3,095)
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total stockholders' equity                                                         1,459,333        1,421,898
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        2,703,719        2,723,506
     ----------------------------------------------------------------------------- ---------------- -----------------

          Commitments and contingencies (note 6)

          The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                    Three Months Ended March 31,
                                                                                    2003                    2002
                                                                                     $                       $
                                                                           ----------------------- -----------------------
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                          53,579              15,691
Non-cash items:
     Depreciation and amortization                                                  39,130              36,078
     Loss on disposition of available-for-sale securities                                -               1,130
     Gain on disposition of vessels and equipment                                   (1,005)                  -
     Write-down of vessels and marketable securities                                31,702                   -
     Equity income (net of dividends received: March 31, 2003 – $2,046;              1,160              (1,885)
        March 31, 2002 – $Nil)
     Deferred income taxes                                                           3,322               3,181
     Other – net                                                                      (475)              2,067
Change in non-cash working capital items related to
   operating activities                                                            (38,323)             (7,191)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                             89,090              49,071
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                   155,733               9,630
Scheduled repayments of long-term debt                                             (19,258)             (8,761)
Prepayments of long-term debt                                                     (200,000)                  -
Increase in restricted cash                                                            (10)             (3,290)
Proceeds from issuance of Common Stock                                               1,755                 408
Cash dividends paid                                                                 (8,541)             (8,505)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from financing activities                                            (70,321)            (10,518)
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                             (62,891)            (13,869)
Expenditures for drydocking                                                         (5,019)             (3,858)
Proceeds from disposition of assets                                                 18,000                   -
Proceeds from disposition of available-for-sale securities                               -               6,771
Other                                                                               (5,845)             (1,885)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from investing activities                                            (55,755)            (12,841)
-------------------------------------------------------------------------- ----------------------- -----------------------

(Decrease) increase in cash and cash equivalents                                   (36,986)             25,712
Cash and cash equivalents, beginning of the period                                 284,625             174,950
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       247,639             200,662
-------------------------------------------------------------------------- ----------------------- -----------------------

          The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2003 and for the Three-Month Periods
Ended March 31, 2003 and 2002 is unaudited)

1.     Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the "Company"). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three-month period ended March 31, 2003 are not necessarily indicative of those for a full fiscal year.

2.     Acquisition of Navion ASA

On April 7, 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion ASA, on a debt-free basis, for approximately $800 million in cash. As of March 31, 2003, the Company had made a deposit of $76.0 million towards the purchase price; the remaining unpaid portion of the purchase price was paid upon closing. The Company funded its acquisition of Navion by borrowing under a $500 million Revolving Credit Facility, together with available cash and cash generated from operations and borrowings under other existing credit facilities.

Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of March 31, 2003, consisted of eight owned and 16 chartered-in vessels (including four vessels chartered-in from the Company's shuttle tanker subsidiary Ugland Nordic Shipping AS ("UNS")), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion's modern, chartered-in, conventional tanker fleet, which as of March 31, 2003 consisted of 12 crude oil tankers and 11 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil's oil transportation requirements at the prevailing market rate until December 31, 2007.

The acquisition of Navion will be accounted for using the purchase method of accounting, based upon estimates of fair value. In accordance with accounting principles generally accepted in the United States, Navion's results will be consolidated with Teekay's commencing April 7, 2003, the closing date. Given that this business combination was completed after the balance sheet date of March 31, 2003, the Company will disclose the allocation of the purchase price and other financial information relating to the transaction in its Report on Form 6-K for the quarterly period ending June 30, 2003, as it is not practical to do so in this Report.

3.     Cash Flows

Cash interest paid during the three-month period ended March 31, 2003 and 2002 totaled approximately $25.3 million and $27.5 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2003 and for the Three-Month Periods
Ended March 31, 2003 and 2002 is unaudited)

4.     Long-Term Debt

                                                                                  March 31,         December 31,
                                                                                    2003                2002
                                                                                      $                   $
                                                                             -------------------- ------------------
         Revolving Credit Facilities.......................................              -              210,000
         Premium Equity Participating Security Units (7.25%) due May 18,
         2006 .............................................................        143,750                    -
         First Preferred Ship Mortgage Notes (8.32%) due through 2008......        167,229              167,229
         Term Loans due through 2010 ......................................        408,967              401,593
         Senior Notes (8.875%) due July 15, 2011 ..........................        351,941              352,000
                                                                             -------------------- ------------------
                                                                                 1,071,887            1,130,822
         Less current portion..............................................         92,695               83,605
                                                                             -------------------- ------------------
                                                                                   979,192            1,047,217
                                                                             ==================== ==================
As of March 31, 2003, the Company had two long-term Revolving Credit Facilities (the "Revolvers") available, which, as at such date, provided for borrowings of up to $440.7 million. The Revolvers are collateralized by first priority mortgages granted on 33 of the Company's vessels, together with other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the "Equity Units") are unsecured and subordinated to all of the Company's senior debt. The Equity Units are not guaranteed by any of the Company's subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company's Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 2003, the fair value of these net assets approximated $187.4 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at March 31, 2003, totaled $409.0 million. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with other collateral. All term loans, other than UNS term loans totaling $321.2 million, are guaranteed by Teekay. One term loan required a retention deposit of $6.5 million as at March 31, 2003.

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2003, to $461.0 million. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2003, this amount was $80.4 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2003 and for the Three-Month Periods
Ended March 31, 2003 and 2002 is unaudited)

5.     Capital Stock

The authorized capital stock of Teekay at March 31, 2003 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2003, Teekay had 39,759,515 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at March 31, 2003, the Company had reserved 5,736,040 shares of Common Stock for issuance upon exercise of options granted or to be granted pursuant to its 1995 Stock Option Plan. As at March 31, 2003, options to purchase a total of 4,484,176 shares of Teekay's Common Stock were outstanding, of which 2,485,980 options were then exercisable at prices ranging from $16.875 to $41.190 per share, with a weighted-average exercise price of $28.486 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $41.190 per share and a weighted-average exercise price of $33.362 per share. All outstanding options expire between July 19, 2005 and March 10, 2013, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", and as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees". As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                                               Three Months        Three Months
                                                                                  Ended               Ended
                                                                                 March 31,           March 31,
                                                                                    2003               2002
                                                                                     $                   $
                                                                             ------------------- ------------------

         Net income - as reported..........................................           53,579              15,691
         Less: Total stock-based compensation expense......................            2,063               1,632
         Net income - pro forma............................................           51,516              14,059

         Basic earnings per common share:
         As reported......................................................              1.35                0.40
         Pro forma........................................................              1.30                0.36

         Diluted earnings per common share:
         As reported......................................................              1.32                0.39
         Pro forma........................................................              1.27                0.35

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2003 and for the Three-Month Periods
Ended March 31, 2003 and 2002 is unaudited)

6.     Commitments and Contingencies

As at March 31, 2003, the Company was committed to the construction of one shuttle, three Suezmax and ten Aframax tankers scheduled for delivery between July 2003 and December 2005, at a total cost of approximately $600.3 million, excluding capitalized interest. As of March 31, 2003, payments made towards these commitments totaled $129.3 million and long-term financing arrangements exist for $193.1 million of the unpaid cost of these vessels. It is the Company's intention to finance the remaining $277.9 million through either debt borrowing or surplus cash balances, or a combination thereof. As of March 31, 2003, the remaining payments required to be made under these newbuilding contracts are: $164.3 million in 2003, $188.5 million in 2004 and $118.2 million in 2005. The shuttle and Suezmax tankers and two of the Aframax tanker newbuildings will be subject to long-term charter contracts upon delivery. These charter contracts expire between 2009 and 2015.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to deliver in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of March 31, 2003, Teekay and these subsidiaries had guaranteed $81.7 million of such debt, or 50% of the total $163.5 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnication agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

7.     Other Loss

                                                                                      Three Months Ended

                                                                                March 31,            March 31,
                                                                                   2003                2002
                                                                                    $                    $
                                                                            ------------------- --------------------
         Loss on disposition of available-for-sale securities..........              -              (1,130)
         Gain on disposition of vessels and equipment..................          1,005                   -
         Write-down of marketable securities...........................         (4,910)                  -
         Equity income.................................................            785               1,885
         Deferred income taxes.........................................         (3,322)             (3,181)
         Miscellaneous.................................................         (3,131)               (787)
                                                                            ------------------- --------------------
                                                                                (9,573)             (3,213)
                                                                            =================== ====================

8.     Comprehensive Income

                                                                                      Three Months Ended

                                                                                March 31,            March 31,
                                                                                   2003                2002
                                                                                    $                    $
                                                                            ------------------- --------------------
         Net income....................................................         53,579              15,691
         Other comprehensive income:
            Unrealized gain on available-for-sale securities...........            368               1,024
            Reclassification adjustment for loss on
               available-for-sale securities included in net income....          4,910                 737
            Unrealized (loss) gain on derivative instruments...........         (9,415)                723
            Reclassification adjustment for gain on derivative
                instruments............................................           (418)               (139)
                                                                            ------------------- --------------------
         Comprehensive income..........................................         49,024              18,036
                                                                            =================== ====================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2003 and for the Three-Month Periods
Ended March 31, 2003 and 2002 is unaudited)

9.     Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates and bunker fuel prices and the effect of these strategies on the Company's financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2003, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 224.3 million, Canadian Dollars 73.5 million, Euros 1.5 million, and Australian Dollars 2.2 million for U.S. Dollars at an average rate of Norwegian Kroner 7.11 per U.S. Dollar, Canadian Dollar 1.59 per U.S. Dollar, Euros 0.93 per U.S. Dollar and Australian Dollar 1.69 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $54.0 million in 2003 and $26.5 million in 2004. As at March 31, 2003, the Company was committed to bunker fuel swap contracts totaling 20,727 metric tonnes, with a weighted-average price of $116.0 per tonne. These swap contracts expire between April 2003 and May 2004.

As at March 31, 2003, the Company was committed to interest rate swap agreements whereby $710.0 million of the Company's floating-rate debt was swapped with fixed rate obligations having a weighted-average remaining term of 2.3 years. These agreements, which expire between January 2004 and January 2006, effectively change the Company's interest rate exposure on $710.0 million of debt from a floating LIBOR rate to a weighted-average fixed-rate of 2.70%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

10.     Write-Down of Vessels

During April 2003, the Company sold the Teekay Fulmar (1983-built Aframax-size oil/bulk/ore carrier ("O/B/O")), the Clare Spirit (1986-built Aframax tanker), and the Shannon Spirit (1987-built Aframax tanker). In addition, the Company anticipates selling four additional older vessels during the remainder of 2003. The disposal of the three vessels identified above and the anticipated disposal of the four additional vessels are part of the Company's current fleet renewal program. The vessels sold in April 2003 have been written down in the three-month period ended March 31, 2003 to their fair market value, which was determined using the net proceeds received from the sales. The total write-down for these three vessels was $13.9 million. Subsequent to the Company's review of estimated future cash flows of the four additional vessels that the Company anticipates selling during the remainder of 2003, the Company recorded a $12.9 million write-down in their carrying value in the quarter ended March 31, 2003.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                 Three Months Ended March 31, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,867          212,898        (8,867)         212,898
Operating expenses                                3,548         8,490          106,243        (8,867)         109,414
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (3,548)          377          106,655             -          103,484
Net interest expense                            (10,816)            -           (2,724)            -          (13,540)
Equity in net income of subsidiaries             68,526             -                -       (68,526)               -
Other loss                                         (583)            -          (35,782)            -          (36,365)
                                           -------------------------------------------------------------------------------
Net income                                       53,579           377           68,149       (68,526)          53,579
Retained earnings (deficit), beginning of
    the period                                  954,005       (13,112)       1,145,412    (1,132,300)         954,005
Dividends declared                               (8,542)            -                -             -           (8,542)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
    period                                      999,042       (12,735)       1,213,561    (1,200,826)         999,042
                                           ===============================================================================

                                                                 Three Months Ended March 31, 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,939          161,931       (34,711)         136,159
Operating expenses                                2,614         7,185          128,258       (34,711)         103,346
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,614)        1,754           33,673             -           32,813
Net interest expense                            (10,451)            -           (3,458)            -          (13,909)
Equity in net income of subsidiaries             27,557             -                -       (27,557)               -
Other income (loss)                               1,199             -           (4,412)            -           (3,213)
                                           -------------------------------------------------------------------------------
Net income                                       15,691         1,754           25,803       (27,557)          15,691
Retained earnings (deficit), beginning of
    the period                                  935,660       (15,278)       1,036,401    (1,021,123)         935,660
Dividends declared                               (8,507)            -                -             -           (8,507)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
    period                                      942,844       (13,524)       1,062,204    (1,048,680)         942,844
                                           ===============================================================================

____________
   (See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                        As at March 31, 2003
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         247,639               -           247,639
Other current assets                             1,772             303         213,865         (96,000)          119,940
                                          ---------------------------------------------------------------------------------
     Total current assets                        1,772             303         461,504         (96,000)          367,579
Vessels and equipment (net)                          -         254,822       1,794,774               -         2,049,596
Advances due from subsidiaries                 384,872               -               -        (384,872)                -
Other assets (principally marketable
     securities and investments
     in subsidiaries)                        1,761,749               -         141,062      (1,761,749)          141,062
Investment in joint ventures                         -               -          55,225               -            55,225
Goodwill                                             -               -          90,257               -            90,257
                                          ---------------------------------------------------------------------------------
                                             2,148,393         255,125       2,542,822      (2,242,621)        2,703,719
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                             13,864           2,747         258,923         (96,000)          179,534
Long-term debt and other long-term
     liabilities                               667,546               -         376,211               -         1,043,757
Due to (from) affiliates                             -        (104,217)        537,973        (433,756)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         681,410        (101,470)      1,173,107        (529,756)        1,223,291
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          21,095               -            21,095
Stockholders' equity
Capital stock                                  467,941              23           5,943          (5,966)          467,941
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    999,042         (12,735)      1,213,561      (1,200,826)          999,042
Accumulated other comprehensive loss                 -               -          (7,650)              -            (7,650)
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,466,983         356,595       1,348,620      (1,712,865)        1,459,333
                                          ---------------------------------------------------------------------------------
                                             2,148,393         255,125       2,542,822      (2,242,621)        2,703,719
                                          =================================================================================

                                                                       As at December 31, 2002
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                               Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $               $               $                $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         284,625               -           284,625
Other current assets                             1,500              43         197,390         (96,000)          102,933
                                          ---------------------------------------------------------------------------------
     Total current assets                        1,500              43         482,015         (96,000)          387,558
Vessels and equipment (net)                          -         258,664       1,807,993               -         2,066,657
Advances due from subsidiaries                 263,105               -              -         (263,105)                -
Other assets (principally marketable
     securities and investments
     in subsidiaries)                        1,701,937               -         123,748      (1,701,937)          123,748
Investment in joint ventures                         -               -          56,354               -            56,354
Goodwill                                             -               -          89,189               -            89,189
                                          ---------------------------------------------------------------------------------
                                             1,966,542         258,707       2,559,299      (2,061,042)        2,723,506
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                             22,320           7,574         255,661         (96,000)          189,555
Long-term debt and other long-term
     liabilities                               519,229               -         572,500               -         1,091,729
Due to (from) affiliates                             -        (105,085)        425,788        (320,703)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         541,549         (97,511)      1,253,949        (416,703)        1,281,284
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          20,324               -            20,324
Stockholders' equity
Capital stock                                  470,988              23           5,943          (5,966)          470,988
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    954,005         (13,112)      1,145,412      (1,132,300)          954,005
Accumulated other comprehensive loss                 -               -          (3,095)              -            (3,095)
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,424,993         356,218       1,285,026      (1,644,339)        1,421,898
                                          ---------------------------------------------------------------------------------
                                             1,966,542         258,707       2,559,299      (2,061,042)        2,723,506
                                          =================================================================================

____________
   (See Note 6)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

                                                                        Three Months Ended March 31, 2003
                                                     -------------- --------------- ------------- ------------ ---------------
                                                        Teekay       8.32% Notes        Non-                       Teekay
                                                       Shipping       Guarantor      Guarantor                 Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                           $              $              $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (10,882)          (476)        100,448           -         89,090
                                                     -------------- --------------- ------------- ------------ ---------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                        139,436              -          16,297           -        155,733
Scheduled repayments of long-term debt                        -              -         (19,258)          -        (19,258)
Prepayments of long-term debt                                 -              -        (200,000)          -       (200,000)
Other                                                  (128,554)           868         120,890           -         (6,796)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             10,882            868         (82,071)          -        (70,321)
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -           (392)        (67,518)          -        (67,910)
Proceeds from disposition of assets                           -              -          18,000           -         18,000
Other                                                         -              -          (5,845)          -         (5,845)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                  -           (392)        (55,363)          -        (55,755)
                                                     -------------- --------------- ------------- ------------ ---------------
Decrease in cash and cash equivalents                         -              -         (36,986)          -        (36,986)
Cash and cash equivalents, beginning of the period            -              -         284,625           -        284,625
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                  -              -         247,639           -        247,639
                                                     ============== =============== ============= ============ ===============

                                                                        Three Months Ended March 31, 2002
                                                     --------------- -------------- ------------ ------------- ---------------
                                                                      8.32% Notes                                  Teekay
                                                         Teekay        Guarantor    Non-Guarantor              Shipping Corp.
                                                     Shipping Corp.  Subsidiaries   Subsidiaries Eliminations  & Subsidiaries
                                                           $               $             $            $              $
                                                     --------------- -------------- ------------ ------------- ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from operating activities            (11,471)          7,040         53,502          -          49,071
                                                     --------------- -------------- ------------ ------------- ---------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                              -               -          9,630          -           9,630
Scheduled repayments of long-term debt                        -               -         (8,761)         -          (8,761)
Other                                                    11,471          (5,638)       (17,220)         -         (11,387)
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from financing activities             11,471          (5,638)       (16,351)         -         (10,518)
                                                     --------------- -------------- ------------ ------------- ---------------
                                                                                                        -
INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -          (1,402)       (16,325)                   (17,727)
Other                                                         -               -          4,886          -           4,886
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from investing activities                  -          (1,402)       (11,439)         -         (12,841)
                                                     --------------- -------------- ------------ ------------- ---------------
Increase in cash and cash equivalents                         -               -         25,712          -          25,712
Cash and cash equivalents, beginning of the period            -               -        174,950          -         174,950
                                                     --------------- -------------- ------------ ------------- ---------------
Cash and cash equivalents, end of the period                  -               -        200,662          -         200,662
                                                     =============== ============== ============ ============= ===============
____________
(See Note 6)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2003
PART I - FINANCIAL INFORMATION

ITEM 2 –     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. As at March 31, 2003, the Company's fleet consisted of 105 vessels (including fifteen newbuildings on order, five vessels time-chartered-in, and four vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 10.8 million deadweight tonnes.

During the three months ended March 31, 2003, approximately 49% (March 31, 2002 - 48%) of the Company's net voyage revenues was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment - time-charters, whereby vessels are chartered to customers for a fixed period, and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the three months ended March 31, 2003, approximately 29% (March 31, 2002 - 19%) of net voyage revenues was generated by time-charters and COAs priced on a spot market basis. In the aggregate, approximately 78% (March 31, 2002 - 67%) of the Company's net voyage revenues during the three months ended March 31, 2003 was derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 22% (March 31, 2002 - 33%) being derived from fixed-rate time-charters and COAs. The change in the Company's composition of net voyage revenues reflects the change in spot tanker rates over this period. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Navion ASA

On April 7, 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion ASA, on a debt-free basis, for approximately $800 million in cash. As of March 31, 2003, the Company had made a deposit of $76.0 million towards the purchase price; the remaining unpaid portion of the purchase price was paid upon closing. The Company funded its acquisition of Navion by borrowing under a $500 million Revolving Credit Facility, together with available cash and cash generated from operations and borrowings under other existing credit facilities.

Navion, based in Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of March 31, 2003, consisted of eight owned and 16 chartered-in vessels (including four vessels chartered-in from the Company's subsidiary UNS), provides logistical services to Statoil ASA and other oil companies in the North Sea under fixed-rate, long-term COAs. Navion's modern, chartered-in, conventional tanker fleet, which as of March 31, 2003, consisted of 12 crude oil tankers and 11 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take vessels currently trading as conventional crude oil tankers in the Atlantic region, and one gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a right of first refusal on Statoil's oil transportation requirements at the prevailing market rate until December 31, 2007. Navion provides the Company with a leadership position in the attractive shuttle tanker COA market segment. Management believes the acquisition will provide the Company with new growth opportunities and enhanced earnings and cash flow stability due to the fixed-rate, long-term nature of Navion's shuttle tanker contracts.

The acquisition of Navion will be accounted for using the purchase method of accounting, based upon estimates of fair value. In accordance with accounting principles generally accepted in the United States, Navion's results will be consolidated with Teekay's commencing from April 7, 2003, the closing date. Given that this business combination was completed after the balance sheet date of March 31, 2003, the Company will disclose the allocation of the purchase price and other financial information relating to the transaction in its Report on Form 6-K for the quarterly period ending June 30, 2003.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates in the application of its accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of the Company's material accounting policies, see Note 1 to the Company's consolidated financial statements for the year ended December 31, 2002 included in the Company's Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

The Company generates a majority of its revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. Most shipping companies, including the Company, use the percentage of completion method.

In applying the percentage of completion method, management believes that the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, the Company generally has information about the next load port and expected discharge port, whereas at the time of loading the Company normally is less certain what the next load port will be.

Vessel Lives and Impairment

The carrying value of each of the Company's vessels represents its original cost at the time of delivery or purchase less depreciation calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. In the shipping industry, use of a 25-year life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss. Regulations of the International Maritime Organization that became effective in April 2001 require the accelerated phase-out of certain single-hull vessels.

In response to the sinking of the tanker Prestige, on March 27, 2003, the European Transport Commission approved proposed regulations that would immediately ban the carriage of "heavy oil" on single-hull vessels in European waters and accelerate the phase-out of single-hull tonnage. The proposed regulations are scheduled for review in early June 2003 by the European Union Parliament, and if approved as proposed, it is expected that the regulations would come into effect on July 1, 2003. In addition, the European Union has submitted regulations to the International Maritime Organization for review at the Maritime Environment Protection Committee meeting in July 2003.

If these regulations are adopted in their current form, they could result in an impairment loss and higher depreciation expense for the Company related to a reduction of the estimated useful life of its single-hull vessels for accounting purposes. However, the Company believes that these regulations could also result in a tightening in the world tanker supply and a reallocation of affected tonnage. This could result in firm tanker market conditions and increased tanker freight rates for modern vessels. The Company has not determined the impact, if any, that the adoption of these regulations will have on the Company's results of operation or financial position.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" and as a result has discontinued amortization of goodwill effective January 1, 2002. Goodwill and other intangible assets with indefinite lives are tested for impairment annually or whenever an impairment indicator arises. An impairment test requires the Company to make estimates of future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and result in a charge to earnings.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time-charter equivalent" ("TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are primarily dependent on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

The Company's average fleet size increased 1.2% in the quarter ended March 31, 2003, compared to the same quarter one year ago, primarily due to the purchase of a 2001-built Suezmax tanker in June 2002 and the delivery of two shuttle tanker newbuildings in November 2002 and March 2003, respectively, partially offset by the disposal of one Aframax tanker in February 2003.

Tanker rates continued to strengthen during the first quarter of 2003, primarily driven by increased oil production, shifts in oil production sources, and continuing heightened charterer discrimination against older tonnage. As a result, the Company's average TCE rate increased 60.4% to $31,081 for the quarter ended March 31, 2003, from $19,381 for the quarter ended March 31, 2002.

Net voyage revenues increased 56.4% to $212.9 million in the quarter ended March 31, 2003, from $136.2 million in the same period last year. The increase was due primarily to the substantial increase in the Company's average TCE rate.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 5.6% to $42.6 million in the quarter ended March 31, 2003, from $40.4 million in the same period last year. The increase was primarily a result of higher repair, maintenance and crewing costs, and the weakening of the U.S. Dollar.

Time-charter hire expense increased 1.5% to $12.9 million in the quarter ended March 31, 2003, from $12.7 million in the same period last year. The increase was due primarily to increases in the average TCE rates earned by the 11 vessels in the oil/bulk/ore ("O/B/O") pool managed by the Company, partially offset by a decrease in the number of vessels owned by minority participants in the O/B/O pool. The minority participants' share of the O/B/O pool's net voyage revenues, which is reflected as a time-charter hire expense, was $5.2 million in the quarter ended March 31, 2003, compared to $4.5 million in the same period last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the quarter ended March 31, 2003, unchanged from the same quarter last year.

Depreciation and amortization expense increased 8.5% to $39.1 million in the quarter ended March 31, 2003, from $36.1 million in the same period last year. The increase was mainly due to increased vessel cost amortization as a result of the increase in the Company's average fleet size and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $6.4 million in the quarter ended March 31, 2003, compared to $4.7 million in the same period last year. The increase in drydock amortization is primarily due to the Company's acceleration of drydock maintenance on certain vessels during 2002 and the increase in frequency of required drydockings for vessels older than 15 years of age.

General and administrative expenses increased 4.0% to $14.7 million in the quarter ended March 31, 2003, from $14.2 million in the same period last year. This increase was primarily a result of an increase in the number of shore staff.

Interest expense decreased 2.1% to $14.4 million in the quarter ended March 31, 2003, from $14.7 million in the same period last year. The decrease reflects lower interest rates, partially offset by additional debt from capital expenditures for vessel purchases.

Interest income for the quarter ended March 31, 2003 was $0.8 million, substantially unchanged from the same quarter last year.

During April 2003, the Company sold the Teekay Fulmar (1983-built Aframax-size O/B/O), the Clare Spirit (1986-built Aframax tanker), and the Shannon Spirit (1987-built Aframax tanker). In addition, the Company anticipates selling four additional older vessels during the remainder of 2003. The disposal of the three vessels identified above and the anticipated disposal of the four additional vessels are part of the Company's current fleet renewal program. The vessels sold in April 2003 have been written down to their fair market value in the three-month period ended March 31, 2003, which was determined using the net proceeds received from the sales. The total write-down for these three vessels was $13.9 million. Subsequent to the Company's review of estimated future cash flows of the four additional vessels the Company anticipates selling during the remainder of 2003, the Company recorded a $12.9 million write-down in their carrying value in the quarter ended March 31, 2003.

Other loss in the quarter ended March 31, 2003 was $9.6 million, and was primarily comprised of write-down of marketable securities, deferred income taxes, foreign exchange loss and minority interest expense, partially offset by gain on sale of vessels and equipment, equity income from 50%-owned joint ventures and dividend income on shares of Nordic American Tankers Shipping Ltd. (AMEX: NAT) owned by UNS. Other loss of $3.2 million in the quarter ended March 31, 2002, was comprised primarily of deferred income taxes, loss on the disposition of available-for-sale securities, and minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains.

As a result of the foregoing factors, net income was $53.6 million in the quarter ended March 31, 2003, compared to $15.7 million in the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2003, the Company's total cash and cash equivalents was $247.6 million, compared to $284.6 million at December 31, 2002. The Company's total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $688.3 million as at March 31, 2003, up from $525.3 million as at December 31, 2002. The increase in liquidity was mainly the result of net proceeds from the Equity Units used to pre-pay a portion of the outstanding balance of the Company's Revolvers and the net cash flow from operating activities generated during the first three months of 2003, partially offset by cash used for capital expenditures, debt repayments, and payment of dividends. In the Company's opinion, working capital is sufficient for the Company's present requirements.

Net cash flow from operating activities increased to $89.1 million in the three months ended March 31, 2003, from $49.1 million in the same period last year, mainly reflecting the significant increase in the Company's average TCE rates.

Scheduled debt repayments were $19.3 million during the three months ended March 31, 2003, compared to $8.8 million during the same period last year. Debt prepayments were $200.0 million during the three months ended March 31, 2003. There were no debt prepayments during the same period last year.

As at March 31, 2003, the Company's total debt was $1,071.9 million, compared to $1,130.8 million as at December 31, 2002. The Company's Revolvers provided for additional borrowings of $440.7 million, and the entire balance was undrawn. The amount available under the Revolvers reduces semi-annually, with final balloon reductions in 2006 and 2008. The Company's 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. The Company's Equity Units and unsecured 8.875% Senior Notes are due May 18, 2006 and July 15, 2011, respectively. The Company's outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009.

Among other matters, the Company's long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited to $461.0 million as of March 31, 2003. Certain of the loan agreements require that a minimum level of free cash be maintained. As at March 31, 2003, this amount was $80.4 million.

Dividends declared during the three months ended March 31, 2003 were $8.5 million, or 21.5 cents per share.

During the three months ended March 31, 2003, the Company incurred capital expenditures for vessels and equipment of $62.9 million. These capital expenditures primarily represented the installment payments on four of the Company's newbuildings. Cash expenditures for drydocking increased to $5.0 million in the three months ended March 31, 2003, from $3.9 million during the same period last year. This increase was primarily due to the above average number of vessels in drydock during the latter part of 2002, and the timing of cash payments of these capital expenditures.

As at March 31, 2003, the Company was committed to the construction of one shuttle, three Suezmax and ten Aframax tankers. See Item 1 - Notes to Consolidated Financial Statements: Note 6 - Commitments and Contingencies.

The Company is also committed to a capital lease on an Aframax tanker that is currently under construction and is expected to deliver in the fourth quarter of 2003. The lease will require minimum payments of $66.9 million (including a purchase obligation payment) over the 15-year term of the lease.

The following table summarizes the Company's long-term contractual obligations (excluding commitments of Navion ASA and the Company's operating and capital lease obligations) as at March 31, 2003 (in millions of U.S. dollars). For a schedule of the lease obligations, please refer to Item 5. Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------

                                                       2003    2004     2005     2006     2007  Thereafter   Total
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------
Long-term debt                                         42.6    95.6    111.1    275.6     84.8     462.2    1,071.9
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------
Newbuilding installments                              164.3   188.5    118.2        -        -         -      471.0
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------
  Total                                               206.9   284.1    229.3    275.6     84.8     462.2    1,542.9
--------------------------------------------------- -------- ------- -------- -------- -------- --------- ----------

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. See Item 1 - Notes to Consolidated Financial Statements: Note 6 - Commitments and Contingencies.

In February 2003, the Company completed its offering of Equity Units for gross proceeds of $143.75 million. See Item 1 - Notes to Consolidated Financial Statements: Note 4 - Long-Term Debt.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2003 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates; future capital expenditures; the Company's acquisition of Navion and its impact on the Company's operations; and the Company's growth strategy and measures to implement such strategy. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States, including political instability; the Company's potential inability to successfully integrate and operate Navion, the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures or Company expansion; and other factors detailed from time to time in the Company's periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2003
PART I - FINANCIAL INFORMATION

ITEM 3 –     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices. The Company uses forward currency contracts, interest rate swap agreements, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. See Item 1 - Notes to Consolidated Financial Statements: Note 9 - Derivative Instruments and Hedging Activities.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, and bunker fuel swap contracts:

                                                Contract               Carrying Amount                 Fair
(in USD 000's)                                   Amount            Asset         Liability             Value
------------------------------------------- ------------------ -------------- ----------------- --------------------
March 31, 2003 - unaudited
Foreign Exchange Forward Contracts            $    80,473        $   2,233      $         -         $     2,233
Interest Rate Swap Agreements                     710,000                -           12,008             (12,008)
Bunker Fuel Swap Contracts                          2,404              253                -                 253
Debt                                            1,071,887                -        1,071,887          (1,113,839)

December 31, 2002
Foreign Exchange Forward Contracts            $    65,821        $     545      $         -         $       545
Interest Rate Swap Agreements                      20,000                -              802                (802)
Bunker Fuel Swap Contracts                          2,366              254                -                 254
Debt                                            1,130,822                -        1,130,822          (1,143,753)
------------------------------------------- ------------------ -------------- ----------------- --------------------

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11. Quantitative and Qualitative Disclosures about Market Risk contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2003
PART II – OTHER INFORMATION

Item 1 - Legal Proceedings

             None

Item 2 - Changes in Securities

             None

Item 3 - Defaults Upon Senior Securities

             None

Item 4 - Submission of Matters to a Vote of Security Holders

             None

Item 5 - Other Information

             None

Item 6 - Exhibits and Reports on Form 6-K

a.	Exhibits
10.1	Agreement, dated March 10, 2003, for a U.S. $180,000,000 Secured Credit Facility to be made available to Cork Spirit LLC, Donegal Spirit LLC, Limerick Spirit LLC, Shannon Spirit LLC and Galway Spirit LLC by Den Norske Bank ASA, Deutsche Bank AG, DVB Bank AG and Nordea Bank Finland Plc and various other banks.
10.2	Agreement, dated March 27, 2003, for a U.S. $500,000,000 Revolving Credit Facility between Norsk Teekay Holdings Ltd., Den Norske Bank ASA and various other banks.
15.1	Letter from Ernst & Young LLP, as independent chartered accountants, dated May 12, 2003, regarding unaudited interim financial information.

b.	Reports on Form 6-K
(i)	On January 16, 2003, the Company filed a copy of its press release on Form 6-K with respect to the announcement of its acquisition of Navion ASA.
(ii)	On February 10, 2003, the Company filed a copy of its press release on Form 6-K with respect to its preliminary fiscal 2002 operating results.
(iii)	On February 12, 2003, the Company filed a copy of its press release on Form 6-K with respect to the pricing of its 7.25% Premium Equity Participating Security Units.
(iv)	On February 12, 2003, the Company filed a copy of certain of its legal documents as exhibits to Form 6-K with respect to the offering of its 7.25% Premium Equity Participating Security Units.
(v)	On February 19, 2003, the Company filed a copy of its press release on Form 6-K with respect to the completion of the offering of its 7.25% Premium Equity Participating Security Units.
(vi)	On February 21, 2003, the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended December 31, 2002.
(vii)	On March 28, 2003, the Company filed a copy of its press release on Form 6-K with respect to its notice of annual meeting of shareholders.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Bjorn Moller Bjorn Moller President and Chief Executive Officer

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation ("Teekay"), in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated April 22, 2003, relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the quarter ended March 31, 2003.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, May 12, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants